Mail Stop 6010

May 25, 2006

VIA U.S. MAIL AND FACSIMILE 203.462.7599

Mr. Joseph G. Mahler
Senior Vice President and Chief Financial Officer
FuelCell Energy Inc.
3 Great Pasture Road
Danbury, Connecticut 06813

> **Re:** **FuelCell Energy Inc.**
> **Form 10-K for the Year Ended October 31, 2005**
> **Filed January 17, 2006**
> **File No. 001-14204**

Dear Mr. Mahler:

We have reviewed your response dated May 5, 2006 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended October 31, 2005

Financial Statements

Consolidated Balance Sheets, page 67

Note 12. Shareholders' Equity, page 85

1.   Please refer to prior comment 4. Please respond to the following comments with respect to your Series 1 preferred shares of subsidiary:

·   Please disclose in future filings the significant terms of the dividend payments. For example, in your response you state that, at your option, you may pay the dividends and accrued interest in cash or common shares. You also state that the shares issuable may be unregistered. Please also disclose how you determine the number of shares so issuable, similar to your response.

·   We note from your response that you are accreting the discount on the Series 1 preferred stock under SAB Topic 3(c), Question 1. You state that the "mandatory redemption amount for the Series 1 Preferred shares is Cdn., $25.0 million." While we noted no discussion of a mandatory redemption requirement for the preferred stock in your disclosure, if the stock is mandatorily redeemable then please provide us with you analysis of this instrument under SFAS 150. If the instrument is not mandatorily redeemable, please provide us with your analysis of the instrument under EITF Topic D-98 for any conditional redemption features. Include in that analysis both your classification and measurement of the instrument.

·   We note your response, including the list of five factors on page 11 of your response that you considered in determining that you should account for the preferred shares of subsidiary as shares of your stock and dividends on those shares as your dividends. While you acknowledge that GAAP requires preferred stock in subsidiaries that is not held by the parent company to be accounted for as a minority interest, you believe that these factors override that conclusion in GAAP and should be considered since the substance of the transaction is different than its form. Please provide us with additional information about your analysis of each of those factors and why each factor represents a unique circumstance that is not contemplated by and consistent with the classification and accounting for those shares under Rule 5-02.27. Include any additional accounting literature that you relied upon in analysis.

Draft Amendment No.1 to Form 10-Q for the Quarterly Period Ended January 31, 2006

Consolidated Balance Sheets, page 3

2.   We note that the amounts for redeemable preferred stock, additional paid-in capital and total shareholders' equity have been revised to reflect the correction of an error in the classification of your Series B preferred stock. As such, the column heading for each period should be properly labeled to reflect that the amounts are revised from your previously filed financial statements.

3.   Please tell us and disclose how you are valuing the redeemable preferred stock. Refer to paragraphs 15 – 16 of EITF D-98. In this regard, we note that the net proceeds from the sale of the preferred shares was $99 million based upon the disclosure on page 85 of your October 31, 2005 Form 10-K. Please tell us how the value of the preferred shares was accreted to the redemption value of $105,875,000 and where the accretion is reflected in your determination of the net loss to common shareholders. Refer to paragraph 18 of EITF Topic D-98.

Note 1. Summary of Significant Accounting Policies, page 6

Reclassification of Series B Cumulative Convertible Perpetual Preferred Stock, page 7

4.   Please disclose the events which constitute a fundamental change. For example, we note that the termination of trading of shares of common stock is a fundamental change. Your current disclosure states that the redemption may only occur upon a "fundamental change in control." Please clarify.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Julie Sherman, Staff Accountant, at 202.551.3640 or me at 202.551.3604 if you have any questions. You may also contact Angela Crane, Branch Chief, at 202.551.3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant